WAIVER, RELEASE AND WARRANT MODIFICATION AGREEMENT

THIS WAIVER, RELEASE AND WARRANT MODIFICATION AGREEMENT (this “Agreement”) is entered into by and between AuraSound, Inc., a Nevada corporation (“AuraSound”), and the undersigned holder of securities of AuraSound (the “Holder”).

RECITALS RELATED TO GGEC INVESTMENT

WHEREAS, reference is hereby made to a proposed Securities Purchase Agreement (the “SPA”),  to be entered into by and among GGEC Investment Corp., a California corporation (“GGEC Investment”), GGEC America, Inc., a California corporation and the parent of GGEC Investment (“GGEC America”), and Guogang Electric Co. Ltd., a Chinese company and the parent company of GGEC America, on the one hand, and AuraSound, on the other hand, pursuant to which GGEC Investment will purchase from AuraSound in a private placement (the “GGEC Private Placement”): (i) a number of shares of Common Stock that, following the consummation of the GGEC Private Placement and the Reverse Split described below, will equal 55% of AuraSound’s issued and outstanding shares of Common Stock, which AuraSound believes will be approximately 6 million shares of its Common Stock (the “GGEC Shares”), (ii) a 5-year warrant to purchase a number of shares of AuraSound’s Common Stock equal to the number of GGEC Shares at an exercise price of $1.00 per share, and (iii) a 5-year warrant, to purchase 1,637,265 post-Reverse Split shares of Common Stock at an exercise price of $.75 per share; for an aggregate purchase price of $3,000,000;

WHEREAS, AuraSound has agreed to effect a 1-for-6 reverse split of its issued and outstanding and authorized Common Stock immediately prior to the closing of the SPA (the “Reverse Split”);

WHEREAS, as a condition to closing the GGEC Private Placement, Inseat Solutions, LLC (“Inseat”), a company controlled by Arthur Liu, must agree to convert approximately $1,845,984 of debt owed by AuraSound to Inseat into approximately 307,664 post-Reverse Split shares of Common Stock (the “New Inseat Shares”) and a warrant to purchase approximately 2,225,215 post-Reverse Split shares of Common Stock at an exercise price of $0.50 per share (the “New Inseat Warrant”);

WHEREAS, pursuant to the SPA, AuraSound will agree to issue to certain consultants and employees 5-year warrants to purchase an aggregate of 560,000 post-Reverse Split shares of Common Stock at an exercise price of $0.75 per share (collectively, the “Employee Warrants”);

WHEREAS, as a condition to the GGEC Private Placement, GGEC is requiring that investors who purchased AuraSound’s securities in a private placement on or about June 7, 2007 (the “PIPE”) provide a waiver of their anti-dilution rights under Section 6 of the Subscription Agreements (the “PIPE Subscription Agreements”) and Section 11(e) of the Warrants to Purchase Common Stock (collectively, the “PIPE Warrants”) executed by AuraSound and such investors in connection with the PIPE, such that the GGEC Private Placement will not cause any anti-dilution adjustments under the aforementioned provisions of the PIPE Subscription Agreements or the PIPE Warrants, except that the exercise price of the PIPE Warrants will be reset to $0.50 per share after giving effect to the transactions contemplated by the SPA;

WHEREAS, on October 15, 2007, AuraSound converted $2.5 million of debt owed to Inseat into an aggregate of 1,666,667 pre-Reverse Split shares of Common Stock and a warrant, the terms of which are substantially the same as the PIPE Warrants, to purchase a total of 1,666,667 pre-Reverse Split shares of Common Stock at a pre-Reverse Split exercise price of $1.50 per share (the “2007 Inseat Warrant”);

WHEREAS, Inseat intends to execute an agreement in the same form as this Agreement so that the 2007 Inseat Warrant will be modified in the same manner that the PIPE Warrants are modified pursuant to this Agreement (the “Inseat Warrant Modification”);

WHEREAS, in consideration of this Agreement, AuraSound is agreeing to extend the term of Holder’s PIPE Warrant by two years;

WHEREAS, Holder understands and agrees that the GGEC Private Placement is critical to AuraSound’s continuation as a going concern;

RECITALS RELATED TO WARRANTS OF GP GROUP LLC

WHEREAS, AuraSound’s former placement agent, GP Group LLC (“GP Group”), holds a warrant, dated August 1, 2007, to purchase 245,000 pre-Reverse Split shares of Common Stock at an exercise price of $0.80 per share (the “Initial GP Warrant”);

WHEREAS, AuraSound desires to modify the exercise price of the Initial GP Warrant to be $0.50 per share after giving effect to the Reverse Split, rather than multiplying the exercise price by the Reverse Split ratio as would otherwise be the case, in exchange for a full release by GP Group of all claims against AuraSound for alleged unpaid placement fees;

WHEREAS, AuraSound engaged GP Group as a consultant to advise AuraSound with respect to the GGEC Private Placement, and agreed to issue to GP Group in consideration for such services a warrant to purchase 1,200,000 pre-Reverse Split shares of common stock at a pre-Reverse Split exercise price of $0.08333 per share (the “New GP Warrant”);

WHEREAS, as a condition to reducing the exercise price of the Initial GP Warrant and issuing the New GP Warrant, GGEC is requiring that investors in the PIPE provide a waiver of their anti-dilution rights set forth in Section 6 of the PIPE Subscription Agreements and Section 11(e) of the PIPE Warrants, such that the reduction of the Initial GP Warrant exercise price and issuance of the New GP Warrant shall not cause any anti-dilution or price adjustments under the PIPE Subscription Agreements or the PIPE Warrants, provided that the exercise price of the PIPE Warrants will be reset to $0.50 per share after giving effect to the transactions contemplated by the SPA;

RECITALS RELATING TO BRIDGE WARRANTS

WHEREAS, certain bridge lenders of AuraSound who were repaid upon closing the PIPE hold warrants to purchase 3,200,000 pre-Reverse Split shares of Common Stock at a pre-Reverse Split exercise price of $1.00 per share (the “Bridge Warrants”);

WHEREAS, upon consummating the GGEC Private Placement and the Reverse Split, AuraSound intends to voluntarily reduce the exercise price of the Bridge Warrants to $0.50 per share, and the number of shares underlying the Bridge Warrants will be reduced to 533,333 in accordance with the Reverse Split ratio;

AGREEMENT

NOW, THEREFORE, in consideration of the premises set forth above and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agree as follows:

Section 1. Modification of PIPE Warrant and 2007 Inseat Warrant.  Holder acknowledges and agrees that upon consummation of the GGEC Private Placement and the Reverse Split: (i) the exercise price of Holder’s PIPE Warrant (or, if Holder is Inseat, the 2007 Inseat Warrant) shall be reduced automatically to $0.50 per share, (ii) the number of shares issuable upon exercise of Holder’s PIPE Warrant (or, if Holder is Inseat, the 2007 Inseat Warrant) shall be reduced automatically by a ratio of 1-for-6 in accordance with the Reverse Split, and (iii) the term of Holder’s PIPE Warrant (or, if Holder is Inseat, the 2007 Inseat Warrant) shall be extended by two years, all without any further action or documentation necessary on the part of Holder or AuraSound.

Section 2. Waiver of Anti-Dilution Provision in PIPE Warrant and 2007 Inseat Warrant.  Holder hereby forever waives Holder’s right to have the number of shares issuable upon exercise of Holder’s PIPE Warrant (or, if Holder is Inseat, the 2007 Inseat Warrant) increased and the exercise price thereof decreased (except as provided in Section 1 above), which Holder would otherwise have pursuant to Section 11(e) of the PIPE Warrant (or, if Holder is Inseat, the 2007 Inseat Warrant) as a result of: (a) the GGEC Private Placement, (b) issuance of the Employee Warrants, (c) reduction of the exercise price of the Initial GP Warrant to $0.50 per share after giving effect to the Reverse Split, (d) issuance of the New GP Warrant, (e) issuance of the New Inseat Shares and the New Inseat Warrant, (f) the Inseat Warrant Modification, (g) reduction of the exercise price of the Bridge Warrants to $0.50 per share after giving effect to the Reverse Split, and (h) any future issuance of Common Stock or Common Stock equivalents by AuraSound or any successor of AuraSound, regardless of the price at which the same may be issued.

Section 3. Waiver of Anti-Dilution Rights in Subscription Agreement.  Holder hereby forever waives Holder’s right to receive additional shares of common stock that Holder would otherwise have pursuant to Section 6 of the PIPE Subscription Agreement as a result of: (a) the GGEC Private Placement, (b) issuance of the Employee Warrants, (c) reduction of the exercise price of the Initial GP Warrant to $0.50 per share after giving effect to the Reverse Split, (d) issuance of the New GP Warrant, (e) issuance of the New Inseat Shares and the New Inseat Warrant, (f) the Inseat Warrant Modification, (g) reduction of the exercise price of the Bridge Warrants to $0.50 per share after giving effect to the Reverse Split, and (h) any future issuance of Common Stock or Common Stock equivalents by AuraSound or any successor of AuraSound, regardless of the price at which the same may be issued.  This Section 3 does not apply if Holder is Inseat, as Inseat did not enter into a Subscription Agreement.

Section 4.  Full Release.

(a) Release.  Holder, for itself and its past and present officers, managers, directors, employees, shareholders, partners, members, insurers, attorneys, agents, trustees and representatives (the “Releasors”), upon consummation of the GGEC Private Placement and modification of Holder’s PIPE Warrant (or, if Holder is Inseat, the Inseat Warrant Modification) as provided herein, irrevocably and unconditionally releases all of the claims described in subsection (b) of this section 4 that Holder may now have against the following persons or entities (the “Releasees”):  AuraSound, all of its past and present officers, directors, shareholders, representatives, successors, assigns, attorneys, agents, consultants, insurers, and subsidiaries and any other persons acting by, through, under or in concert with any of the persons or entities listed in this subsection.

(b) Claims Released.  The claims released include all claims, promises, debts, causes of action or similar rights of any type or nature Holder has or had which in any way relate to (i) Holder’s PIPE Subscription Agreement (if Holder is other than Inseat), (ii) Holder’s PIPE Warrant (or, if Holder is Inseat, the 2007 Inseat Warrant), and (iii) any other claims or demands that any of the Releasors may on any basis have against Releasees arising from facts or circumstances prior to the effective date of this Agreement.

(c) Release Extends to Both Known and Unknown Claims.  This release covers both claims that Holder knows about and those that Holder does not know about.  Holder understands the significance of Holder’s release of unknown claims and Holder’s waiver of any statutory protection against a release of unknown claims.  Holder expressly waives the protection of any such governmental statutes or regulations.

More particularly, and without limitation, Holder acknowledges that Holder has read and is familiar with and understands the provisions of Section 1542 of the California Civil Code, which provides:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH, IF KNOWN TO HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

HOLDER EXPRESSLY WAIVES ANY RIGHT OR CLAIM OF RIGHT HOLDER MAY HAVE UNDER SECTION 1542 OF THE CALIFORNIA CODE OF CIVIL PROCEDURE OR SIMILAR PROVISION OF LAW OF ANOTHER JURISDICTION.

Section 5. Representations and Warranties of Holder. Holder hereby represents and warrants to AuraSound, as follows:

(a) Authorization.  All action on the part of Holder necessary for the authorization, execution and delivery of this Agreement and the performance of Holder’s obligations hereunder has been taken or will be taken prior to the effective date hereof, and this Agreement shall constitute the valid and legally binding obligation of Holder, enforceable in accordance with its terms except as limited by the effect of bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting the rights of creditors generally and by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(b) Validity; Title.  Holder owns, beneficially and of record, good and marketable title to Holder’s PIPE Warrant (or, if Holder is Inseat, the 2007 Inseat Warrant), free and clear of all security interests, liens, adverse claims, encumbrances, proxies, options or stockholders' agreements.

(c) No Conflicts.  Neither the execution and delivery of this Agreement by Holder nor the consummation by Holder of the transactions contemplated hereby, nor compliance by Holder with any of the provisions hereof, will (a) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which Holder is a party or by which Holder or Holder’s property may be bound or (b) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Holder.

(d) Governmental Consents.  All consents, approvals, orders, authorizations or registrations, qualifications, designations, declarations or filings with any U.S., federal or state governmental authority on the part of Holder required in connection with the consummation of the transactions contemplated herein shall have been obtained prior to and be effective as of the effective date of this Agreement.

(e) Third Party Consents.  All third party consents, approvals, orders or authorizations required to be obtained by Holder in connection with the consummation of the transactions contemplated herein shall have been obtained prior to and be effective as of the effective date of this Agreement.

Section 6. Effective Date.  This Agreement shall be deemed effective on the expiration date of AuraSound’s tender offer described in the Tender Offer Statement on Schedule TO filed by AuraSound with the U.S. Securities and Exchange Commission on September 16, 2009 and any amendments thereto (collectively, the “Tender Offer Statement”), unless Holder earlier withdraws from such tender offer and withdraws this Agreement in accordance with the withdrawal procedures set forth in the Tender Offer Statement.  Except as expressly set forth herein, all of the terms and conditions of Holder’s PIPE Subscription Agreement and Holder’s PIPE Warrant (or, if Holder is Inseat, the 2007 Inseat Warrant) shall continue in full force and effect after the effective date of this Agreement.

Section 7.  Counterparts.  This Agreement may be executed in separate original, facsimile or “pdf” counterparts, each of which shall be deemed to be an original instrument and all of which taken together shall constitute a single instrument.

Section 8.  Successors and Assigns.  The obligations, acknowledgements and agreements of Holder hereunder shall be binding on Holder’s heirs, successors, assigns and transferees.

Section 9.   Recitals Incorporated.  The Recitals of this Agreement are incorporated herein and made a part hereof.

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IN WITNESS WHEREOF, the undersigned have duly executed and delivered this Waiver, Release and Warrant Modification Agreement which shall become effective on the effective date specified therein.

AuraSound, Inc.

By:	/s/ Arthur Liu
Name: Arthur Liu
Its: Chief Executive Officer

[SIGNATURE PAGE OF HOLDER UNDER AURASOUND
WAIVER, RELEASE AND WARRANT MODIFICATION AGREEMENT]

Holder’s Name:

By:

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